FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of November, 2005

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                  Form 20-F X        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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This  Report  on Form 6-K is  hereby  incorporated  by  reference  into:  (i)
the  Registrant's  Registration  Statement  on Form  F-3, Registration
No. 333-110681; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-125439; (iii) the Registrant's Registration Statement on Form F-3, Registration No. 333-125440; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238;
(vii) the Registrant's  Registration  Statement on Form S-8, Registration
No. 333-109874; and (viii) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.


                                    CONTENTS

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders of the Registrant held on November 1, 2005, the shareholders approved all of the proposals, namely:

1. Approval of amendments to the Articles of Association of the Company, principally in light of Amendment No. 3 to the Israeli Companies Law, 5759-1999. A copy of the Registrant's amended and restated Articles of Association is attached hereto and incorporated by reference herein. Amendments were made to Articles 11(n), 30(c), 37(d) and (g) and 51.
2. Approval of the Company's entering into a directors and officers liability insurance policy, with coverage up to the sum of US$15.0 million per event and per period, at an annual premium of up to US$500,000 (the "Policy") and approval of the renewal of the Policy upon the end of its term or upon its replacement from time to time as necessary, with the same insurer or with another insurer; provided that, the coverage shall not exceed that of the above mentioned Policy and that the annual premium shall not increase by more than 10% of the above mentioned premium per year, up to a maximum aggregate increase of 50%.
3. Increase of the registered share capital of the Company in the amount of NIS 5.0 million, so that following such increase the registered share capital of the Company will be NIS 30.0 million, divided into
         30.0 million ordinary shares of NIS 1.00 par value each, and amendment of Section 5(a) of the Memorandum of Association and Article 4 of the Articles of Association of the Company to reflect such increase in the registered share capital. Copies of the Registrant's amended and restated Memorandum of Association and Articles of Association are attached hereto and incorporated by reference herein.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            RETALIX LTD.

Date: November 2, 2005                      By: /s/ Guy Geri
                                               ------------------
                                               Guy Geri, Controller



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                                  EXHIBIT INDEX

Exhibit Number               Description of Exhibit

3.1 Memorandum of Association of the Registrant, as amended and restated on November 1, 2005.

3.2 Amended and Restated Articles of Association of the Registrant, as adopted on November 1, 2005.